WESTERN COPPER CORPORATION

ANNUAL INFORMATION FORM

For the year ended
December 31, 2007

2050 – 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M

Dated: March 25, 2008

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PRELIMINARY NOTES

In this Annual Information Form, Western Copper Corporation, including all subsidiaries as the context requires, is referred to as the "Western Copper" or the "Company". All information contained herein is as at March 25, 2008 unless otherwise stated.

Financial Statements

All financial information in this Annual Information Form (“AIF”) is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

This AIF should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto, as well as with the management’s discussion and analysis for the year ended December 31, 2007. The financial statements and management’s discussion and analysis are available at www.westerncoppercorp.com and under the Company’s profile on the SEDAR website at www.sedar.com.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

Disclosure of Mineral Resources

Disclosure about our exploration properties in this AIF uses the terms “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards. Other than the Carmacks Copper Project, none of our properties has mineral reserves. All disclosure about our exploration properties conforms to the standards of U.S. Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are discussed below.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.
This AIF may use the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.
This AIF may use the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this AIF that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of any estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration or mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Copper to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this AIF. Although Western Copper has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western Copper does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning mineral exploration and our general expectations concerning mineral exploration are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. The industries involve risks and uncertainties and are subject to change based on various factors.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Western Copper Corporation (“Western Copper” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006. Trading of the Company’s shares commenced on the Toronto Stock Exchange (the “TSX”) under the symbol “WRN” on May 15, 2006.

Our principal office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, BC V6E 4M3. Our registered office address is 10th floor, 595 Howe Street, Vancouver, BC V6C 2T5.

Intercorporate Relationships

The Company has the following subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (“Western Silver”), a British Columbia corporation. On May 3, 2006, Western Silver and Glamis Gold Ltd. (Glamis), a British Columbia corporation based in Reno, Nevada, entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents (approximately $38 million), its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V., its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Pursuant to the plan of arrangement, each Western Silver stock option holder received one stock option of Western Copper. As a result, Western Copper granted 2,013,168 stock options with an exercise of $0.88. Western Copper also issued a warrant to Glamis Gold Ltd. (Glamis) providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. This warrant gives Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrant is exercisable for a period of two years following the date of grant. Western Copper did not receive any direct consideration for the warrants. The warrants were part of the overall consideration agreed upon by Western Silver and Glamis when negotiating the terms of the plan of arrangement.

Western Copper’s shares began trading on the Toronto Stock Exchange under the ticker symbol “WRN” on May 15, 2006.

On November 30, 2006, the Company acquired Lumina Resources Corporation (“Lumina”) by plan of arrangement with Lumina. Pursuant to the terms of the agreement with Lumina, Lumina shareholders received one common share of Western Copper for each Lumina common share. In addition, each Lumina stock option was exchanged for one Western Copper stock option. The stock option terms remained the same, except that all stock options vested upon change of control. Western Copper issued 21,301,442 common shares and granted 1,185,000 stock options.

In return, the Western Copper gained the rights to Lumina’s three copper and precious metals properties in Canada. The three properties are the Hushamu property located on Vancouver Island, British Columbia, the Casino property in the Yukon, and the Redstone property in the Northwest Territories.

On April 26, 2007, we reported the key findings of the independent feasibility study by M3 Engineering and Technology Inc. of Tucson on our Carmacks Copper Project and announced that the study supports the development of the mine. Based on the new reserve (proven and probable) estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$).

DESCRIPTION OF THE BUSINESS

General

Western Copper is a mineral exploration company engaged in the business of acquisition and exploration of advanced stage copper and other mineral properties in geo-politically stable countries. We currently have interests in four properties in Canada and one property in Mexico. The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined. Commercially viable mineral deposits may not exist on any of the properties.

The current focus is on front-end engineering and obtaining permits for our Carmacks Copper Project. The Carmacks Copper Project is an oxide copper deposit, with a small gold component, located in Yukon Territory, Canada. The Carmacks Copper Project is planned to be developed as an open-pit mining operation producing cathode copper from a heap leach and solvent extraction/electro winning process facility.

We are currently working on a pre-feasibility study on our Casino property in Yukon Territory, Canada.

Trends

We have not generated operating revenue to date and are currently an exploration stage company. Successful completion of on-going permitting activities relating to the Carmacks Copper Project would allow us to become a development stage company in the near future. Other than noted above, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material affect on our operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of our financial condition.

RISK FACTORS

1.	We have a limited history of operations, and no history of earnings or dividends

We have no history of earnings or of a return on investment. Our properties may not generate earnings, operate profitably or provide a return on investment in the future.

2.	We may not be able to obtain additional financing

If our proposed exploration programs are successful, additional financing will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds available to us are the sale of equity capital, or the offering of an interest in our properties to be earned by another party or parties carrying out exploration or development thereof. Additional financing may not be available at all or on favourable terms. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our operations.

3.	Resource exploration and development involves a high degree of risk

Resource exploration and development is a speculative business and involves a high degree of risk. Exploration of our properties might not result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Singly or in combination, these factors may result in our not receiving any or an adequate return on invested capital.

4.	We are subject to risks respecting exploration and development activities

Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs. We may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which our insurance cannot insure or against which it may elect not to insure. If any of our properties are found to have commercial quantities of ore, we would be subject to additional risks respecting any development and production activities. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

5.	Fluctuation of mineral prices may adversely affect our financial results

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors that will be beyond our control, including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. Such factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, our properties.

6.	Title to our properties or interests may be disputed

The acquisition of title to resource properties or interests therein is a very detailed and time- consuming process. Title to and the area of resource concessions may be disputed. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. We have not definitively surveyed the boundaries of any of our mineral properties, and consequently the boundaries of the properties may be disputed. We may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

7.	Environmental regulations may adversely affect our projects

Our operations will be subject to environmental regulations promulgated by various Canadian and Mexican government agencies from time to time. Violation of existing or future environmental rules may result in various fines and penalties.

8.	Political, economic and social conditions may adversely affect our investments

Our investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on our results of operations and financial condition. Certain areas in which we may acquire properties have experienced and may continue to experience local political unrest and disruption by the indigenous peoples, which could potentially affect our projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect our property interests or restrict its operations. Our mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labor, export controls, income taxes, expropriation of property, environmental legislation, and safety factors.

9.	Statutory and regulatory compliance is complex and may result in delay or curtailment of our operations

Claims or current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. We may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. We are not currently covered by any form of environmental liability insurance. See "Risks associated with our activities may not be insurable", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or require abandonment or delays in exploration.

10.	Risks associated with our activities may not be insurable

Our business will be subject to a number of risks and hazards. Insurance to cover the risks to which our activities will be subject may not be available at all or at commercially reasonable premiums. We are not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of any such liabilities would reduce the funds available to us. If we are unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

11.	There is substantial competition for mineral deposits where we intend to conduct our operations

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which we intend to conduct operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than Western Copper, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. We will also be competing with other mineral exploration and mining companies in the recruitment and retention of qualified employees and third-party contractors. Consequently, our operations and financial condition could be materially adversely affected.

12.	We depend on key management and employees

Our development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on Western Copper. We do not expect to have key person insurance with respect to any of our key employees.

13.	Risks associated with conflicts of interest

Certain of our directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

14.	Our shares may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Western Copper include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. Our share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of our shares at any given point in time may not accurately reflect our long-term value.

15.	Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, common stock pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

MINERAL PROPERTIES

Carmacks Copper Project (Yukon, Canada)
Property Description

We are an indirect, 100% owner of the Carmacks Copper Project in the Yukon Territory in Canada. The Carmacks Copper Project is an oxide copper deposit, with a small gold component, which in the 1990’s was proposed to be an open pit mine with crushing, sulphuric acid heap leaching, solvent extraction and electrowinning processing to produce cathode copper.

Western Copper’s predecessor company (Western Silver) acquired the Carmacks Copper Project in 1989 from Archer, Cathro & Associates. In 1993, Western Silver completed a full feasibility study on the property, which was subsequently updated in 1995. In 1998, Western Silver suspended work on the project indefinitely due to low copper prices.

In late 2004, based in part on renewed optimism in the price of copper, Western Silver agreed with the Yukon Territorial Government to re-enter the permitting process and has been engaged since then in the environmental review process under the Yukon Environment Assessment Act (“YEA”) and more recently the newly enacted Yukon Environmental and Socio-economic Assessment Act (“YESAA”). These review processes are on-going at present.

The 318 mineral claims and 20 leases that make up the Carmacks Copper Project have expiry dates ranging from August 14, 2008 to March 9, 2016 for the claims and from October 28, 2019 to March 9, 2025 for the leases.

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange (“LME”) is US$1.10 per pound or greater. As at March 25, 2008, Western Copper has made $500,000 in advance royalty payments.

Work Undertaken in 2007

On April 26, 2007, Western Copper reported the key findings of the independent feasibility study by M3 Engineering and Technology Inc. of Tucson (“M3”) and announced that the study supports the development of the mine. Based on the new reserve (proven and probable) estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs are estimated to be $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$). Using a rolling average of 3 years historical and 2 years future copper prices of US$2.32, based on 100% equity, the project has an after-tax internal rate of return of 15.7% and an undiscounted net present value of $122.9 million. The feasibility study indicates a payback period of 3.9 years.

Following completion of the April 26, 2007 feasibility study, Western authorized M3 to commence work on basic engineering and planning for the project, as well as the issue of requests for firm price bids for long delivery equipment.

To support the detailed design work, Western Copper authorized Golder Associates to conduct a geotechnical field investigation during the summer. Work focused on the heap leach pad/events pond area, the waste rock storage area and various borrow sources on site. The results of the geotechnical investigation have been received and are now being incorporated into the detailed design.

The Company also continued its metallurgical program which includes both small and large column leaching tests, rinsing and neutralization tests and gold recovery test work.

Exploration on the site recommenced at the end of March 2007 with a view to better defining the southerly extent and structure of the No.1 Zone and identifying an oxide reserve in the adjacent No.7 and No.4 Zones all of which would form part of the open pit. Further drilling was also completed in No.12 and No.13 Zones in order to provide sufficient information to identify an inferred resource in those zones. 17,830 metres of drilling was completed during the season, the majority of which was in the No 1, 7 and 4 Zones. A new resource estimate based on this additional information was prepared and issued in November 2007. This new estimate added approximately one million tonnes to the previous estimate at a slightly lower grade.

Late in 2007, Western Copper conducted some geophysical investigations aimed at better understanding the newly discovered No 14 Zone and the as yet unexplored No 2 Zone.

Western Copper continued its discussions with the Yukon Government regarding the project’s environmental assessment under the Yukon Environmental Assessment Act. The Yukon Government issued a Comprehensive Study Report on the project for a 30 day public review and comment period and no significant comments were received. The Yukon Government will consider all the comments received and make any changes it deems necessary before issuing a final report. The Yukon Government will also coordinate the report with the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) report (see below) as necessary to avoid having two conflicting project recommendation reports.

Work Plan for 2008

Screening of the Company’s Project Proposal under the YESAA continues. In late December 2007, the YESAB issued its draft screening report for public comment. This draft screening report supported the development of the project subject to various mitigation measures. The public comment period closed on February 6, 2008 and a number of submissions were received. Two submissions questioned the ability to successfully rinse and neutralize the heap at closure. As a result YESAB retained its own technical consultant to provide further advice.

The technical consultant basically supported the conclusions of the YESAB draft screening report but noted some issues that required further explanation. As a result YESAB issued a Request for Supplementary Information on 27th February, to which the company will submit its response in the first week of April 2008.

Following issue of the final YESAB and YEA reports, the Yukon Government will prepare a Decision Document reflecting the recommendations of the two reports. This Decision Document will allow the Yukon Government’s Department of Energy Mines and Resources (“EMR”) to issue the Quartz Mining License. Discussions between the Company and EMR have taken place in the last quarter of 2007 and early 2008 to ensure that all supporting information is available to EMR to facilitate a timely issue of the Quartz Mining License after the Decision Document. The Quartz Mining License is now expected in the second quarter of 2008.

The Decision Document is also the trigger that initiates detailed review of the Company’s submissions by the Yukon Water Board (“YWB”). The Company has updated the submissions previously provided to the YWB to ensure that they have all the current information available for their review. The issue of a Type A Water License by the YWB is expected at least six months following the commencement of their review. The Company projects that it will receive the Water License near the end of the fourth quarter in 2008.

Based on the events noted above, Western Copper will not be able to achieve project development within the timeframe outlined in the Company’s April 2007 feasibility study. It is now expected that limited, if any, construction can take place in 2008. This will delay completion of the construction and commencement of copper production until the latter half of 2010. Western Copper will use this time to progress engineering and procurement activities to facilitate an orderly and efficient mobilization of construction activities. Western Copper will also continue discussions with local stakeholders regarding opportunities in the project.

Once the permitting issues are resolved, the Company will continue discussions with Yukon Energy with a view to completing a Power Purchase Agreement and the construction of a 12 kilometre power line connecting the proposed mine site to the power grid.

The Carmacks Copper Project is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Carmacks Copper Project Copper Mine and Process Plant, Feasibility Study Volume I Executive Summary” dated May 22, 2007 (the “Carmacks Report”), and prepared in accordance with National Instrument 43-101 by Timothy S. Oliver, P.E.. The complete report may be viewed under Western Copper’s profile at www.sedar.com.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Carmacks Copper Project is located in the Dawson Range at latitude 62°-21’N and longitude 136° - 41’W, some 220 km north of Whitehorse, Yukon. The Project site is located on Williams Creek, 8 km west of the Yukon River and some 38 km northwest of the town of Carmacks.

The climate in the Carmacks area is marked by warm summers and cold winters. Average daily mean temperatures range from -17.1 °C for the month of January to 15.2 °C for the month of July.

Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months. The average annual precipitation is approximately 339 mm (water equivalent) with one third falling as snow. July is the wettest month. Mean annual lake evaporation is approximately 528 mm with the maximum evaporation occurring in July.

Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the No. 1 Zone, topographic relief is 230 m. Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block. Discontinuous permafrost is present at varying depths in most north facing slope locations and at depth in other areas.

The Project site is currently accessible by an existing 12 km exploration road that leads north from km 33 of the secondary, government maintained, unpaved roadway (Freegold Road) from Carmacks. A small airfield used by private aircraft exists near Carmacks.

The village of Carmacks lies on the Klondike Highway, a paved highway, 175 km north of Whitehorse which provides the main transportation link in the Yukon. Whitehorse has an international airport with daily flights to Vancouver.

Situated 180 km south of Whitehorse by paved road is the year-round port of Skagway Alaska. A narrow gauge railroad from Skagway to Whitehorse (Yukon & White Pass Route railway) has not operated commercially for several years. Skagway currently provides port facilities for cruise ships taking tourists to Yukon and Alaska. A newly refurbished mineral concentrate loading facility now operates at Skagway. The Minto mine ships copper concentrates from the port.

An operational rail head is located at Fort Nelson BC, approximately 1,200 km by paved road from Carmacks.

Surface Rights

The Quartz Mining Act and Quartz Mining Land Use Regulations in the Yukon provide for the holder of mineral claims to obtain surface rights of crown land covered by mineral claims for the purpose of developing a mining property. This attracts a minor fee of $1.00 per acre per year. All the mineral claims held by Western Copper on this project are overlain by crown land. WCC has commenced discussions with the Yukon Government with the object of obtaining the surface rights required to develop the mine, as of the date of issue of this study, the surface rights have not been granted.

The property lies near, but does not encroach on, LSC R-9A, First Nations Surveyed Lands, Class A Land Reserve. Both Little Salmon Carmacks First Nation (LSFN) and Selkirk First Nation (SFN) consider this area to be “traditional” territory.

The feasibility study considers the development of only the No. 1 Zone, one of 14 defined zones containing Cu mineralization known on the property. The majority of the copper found in oxide portion of the No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite). Other secondary minerals include limonite, goethite, specular hematite, and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite and arsenopyrite occur rarely. The upper 250 m of the No. 1 Zone is oxidized.

Reserves

The proven and probable reserves for the No.1 Zone are contained within an engineered pit design based on a floating cone analysis of the resource block model using only measured and indicated resources. Inferred resources are not included in the reserve estimate.

Reserve Class	Ore (K tonnes)	Total Copper (%)	Oxide Copper (%)	Non-Oxide Copper (%)	Gold (g/t)	Silver (g/t)
Proven Mineral Reserve	3,190	1.227	1.028	0.199	0.659	6.2
Probable Mineral Reserve Open Pit Ore Estimated Dilution	6,462 960	1.099 0.065	0.938 0.043	0.162 0.021	0.466 0.018	4.49 0.2
Total Probable Mineral Reserve	7,422	0.965	0.822	0.144	0.408	3.93

Proven and Probable Mineral Reserve	10,611	1.044	0.884	0.160	0.483	4.62

Plant Description

The Carmacks Copper Project will be developed as an open-pit mine with an acid heap leach and a solvent extraction/electrowinning (SXEW) process facility producing, on average, approximately 14,500 tonnes of LME Grade A cathode copper annually.

The mining operation is designed to produce an average 1.73 million tonnes of ore per year or approximately 28,400 tonnes (ore and waste) per day on a seven day per week, 24 hours per day operation. The mine will be operated year round but may temporarily suspend operations when winter temperatures are extreme. Ore production will likely be suspended in the coldest winter months but waste operations will continue.

The mine will use a conventional spread of mining equipment, the main units comprising 10.5 cubic meter hydraulic excavators, 11.5 cubic meter loaders and 91-tonne haul trucks. Ore will be hauled by truck and dumped directly into the primary crusher, from where it will be conveyed to secondary and tertiary crushers. The final product will have a maximum size of 19 mm and a P80 of 13 mm. The crushed product will first be agglomerated with sulphuric acid and water and then conveyed by a series of overland (grasshopper) conveyors to a lined valley fill leach pad where it will be placed by means of a radial stacker.

An Events Pond is located down gradient from the leach pad to provide capacity for an emergency drain down of the pad and to manage the plant water balance during various storm events.

The crushed ore on the leach pad will be irrigated with dilute sulphuric acid to leach copper from the ore. Pregnant leach solution will be collected and pumped to the solvent extraction plant where the dissolved copper in the solution will be concentrated.

This concentrated solution passes to the electrowinning plant where the dissolved copper is plated onto cathodes. Copper is stripped from the cathode and is then transported to market.

Sulphuric acid is produced on site by means of a 131 tonne per day sulphuric acid plant. The plant will burn sulphur which will be transported to site in molten form. Storage tanks will be provided for molten sulphur to accommodate potential supply interruptions and for the concentrated acid to accommodate variations in demand for acid and allow for plant maintenance shutdowns.

WCC anticipates Yukon Energy, the regional electrical utility company, will serve the mine from a proposed new Carmacks-Stewart 138 kV transmission line Project to be built along the existing Klondike Highway. A tap in the vicinity of McGregor Creek would feed an 11-kilometer 138 kV transmission line extension to the mine’s main substation terminating on a dead-end structure. The schedule for completion of this extension is the third quarter of 2008 which fits well with the present schedule for the development of this project. WCC has a secure right-of-way for the power line from McGregor Creek to the site and is progressing in discussions with Yukon Energy over terms of a power supply agreement.

Metallurgical Testing

Based on a careful review of the results of these tests the overall copper recovery has been estimated at 85% of the total copper content of the ore. For cash flow purposes, 80% recovery is assumed to occur in the first year the ore is placed on the pad, a further 2.5% recovery is assumed to have occurred at the end of year 3, and the balance is realised during the heap rinsing phase.

Tests most closely representing the planned operating condition indicate that acid consumption will be 25 kg per tonne of ore or less.

Test work has also examined the rinsing and neutralization of the heap for reclamation purposes and has demonstrated that this is both technically and economically feasible.

Operating Costs

The operating and maintenance costs for the Carmacks operations have been estimated in detail and are summarized by areas of the plant. Cost centers include mine operations, process plant operations, and the General and Administration area. Operating costs were determined for a typical year of operations, based on an annual ore tonnage of 1.73 million tonnes and a copper production of 14,500 tonnes of copper cathode annually. The life of mine unit cost per ore tonne is C$ 19.22 and the unit cost per copper pound is C$0.98 (US$0.84) .

Capital Costs

M3 specifically examined the capital to construct the mine site access road, required plant site roads, substations, water systems, and a crushing plant, heap leach facility, solvent extraction and electrowinning (SXEW) processing facility and all other temporary and permanent facilities.

The estimate is based on the project as defined by the process and facility descriptions, design criteria, process flow diagrams and material balance, design drawings and sketches, equipment lists, and other documents developed or referenced in the feasibility study. Golder Associates provided a design report which forms the basis for the heap leach and waste rock facility quantities and estimated capital cost of these facilities.

The initial capital cost estimated for project is summarized as follows:

Area	C$
Direct Costs	$78.3 million
Mine Equipment	$8.9 million
Mine Development	$3.8 million
Acid Plant	$17.6 million
EPCM & Fee	$13.1 million
Field Indirect Costs	$7.5 million
Contingency	$14.1 million

Total	$144 million

In addition Owner’s costs are estimated at C$7.3 million. Life of mine sustaining capital amounts to C$20.8 million.

An allowance equal to six months of operating costs is included in the cash flow for working capital. This amount is recovered at the completion of mining.

Financial Analysis

Annual cash flows projections were estimated over the life of the mine based on the above estimates of capital expenditures, production cost, sales revenue, and salvage values. The cash flow model uses a copper price of US$2.32 which is derived from a three year historical, two year future rolling average as of the end of March 2007. An exchange rate of C$1.00 = US$0.85 has been used throughout the study.

The after tax financial indicators based on a 100% equity case are summarized as follows:

IRR	15.70%
NPV @ 0%	C$123 million
NPV @ 5%	C$69 million
NPV @ 10%	C$30.6 million
Payback Period	3.9 years

Casino Property (Yukon, Canada)
Property Description and Location

The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990s. The property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006.

The Casino property is made up of 349 claims. The deposit is located on the Casino A Claims. These claims have expiry dates ranging from March 25, 2009, to March 25, 2014.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired 100% interest in the property in exchange for a $1 million cash payment to Great Basin Gold Ltd (“Great Basin”).

In the event that a production decision is made to put the Casino property into commercial production, the Company will pay an additional $1,000,000 to Great Basin. Certain portions of the Casino Property are subject to a royalty agreement in favour of Archer, Cathro and Associates (1982) Ltd. (“Archer Cathro”) and an Option Agreement with Wildrose Resources Ltd. (“Wildrose”) to purchase 55 claims known as the Casino B Claims, subject to CRS Copper Resources Corp. (“CRS”), one of Western Copper’s subsidiaries, reserving a 10% Net Profits Interest (“NPI”) in the Casino B Claims. The royalties and encumbrances are as follows:

  A 5% NPI in favour of Archer Cathro on the Casino A claims;
  A 5% NPI in favour of Archer Cathro on the Casino B Claims;
  The Casino B Claims are subject to an agreement between CRS Copper Resources Corp. and Wildrose (through the Option Agreement between CRS and Great Basis exercised on August 9, 2007) whereby Wildrose has agreed to pay the annual filing fees and assessment payments on the Casino A and B claims in order to maintain them in good standing. In return, Wildrose has the right to acquire the Casino B Claims for $1 each subject to CRS reserving a 10% NPI in the Casino B Claims.
  A 5% NPI in favour of Archer Cathro on 23 claims comprising northern-east block of Casino property.

Work Undertaken in 2007

In June 2007, Western Copper Corporation expanded the Casino property to the north, east and south by staking and recording 188 VIK. These claims expire on June 5, 2008. The Company staked the additional claims to provide a buffer area around the Casino A claims in anticipation of future development and to cover prospective ground adjacent to the deposit.

In September 2007, Western Copper engaged M3 Engineering and Technology to commence work on a pre-feasibility study for the project. Through sub-consultants, Western Copper also commenced work on power supply and transportation studies to assess all development options in those two areas.

The Company also shipped approximately two tonnes of samples from site to laboratories for grinding, flotation and leaching metallurgical test work to support the pre-feasibility study.

In the fourth quarter of 2007, the Company retained Gartner Lee to lead the collection of information for environmental permitting. To date the work has comprised mostly reviewing historical data and planning future field work.

Work Plan for 2008

The Company targets to release the pre-feasibility study at the end of the second quarter of 2008.

Assuming a positive result for the pre-feasibility study, Western Copper will initiate environmental baseline studies and permitting activities.

The Casino Property is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Report on the Revised Resource Estimate – Casino Property, Yukon Territory” (the “Casino Report”), dated February 27, 2004 and prepared in accordance with National Instrument 43-101 by E.D. Titley P. Geo. and C.M. Rebagliati P.Eng. The complete report may be viewed under Western Copper’s profile at www.sedar.com.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Casino is remote, having no all season road access. The property has an airstrip that can handle large, DC-3, aircraft. To date, all Casino projects have relied heavily on air support from Whitehorse. Major equipment and bulk supplies can be sourced in Seattle or Vancouver, sea barged to Skagway, Alaska and truck transported from there. During the short summer, (mid June through September) heavy loads can be barged up the Yukon River from Minto to a 19 km access road that connects the river to the camp.

During the winter, two access routes are available; a shorter, but steeply undulating route for 194 km from Carmacks and a longer, but gentle river grade route for 224 km from Burwash Landing on the Alaska Highway. Truck operators favour the Burwash Landing winter route.

Whitehorse is a full service centre that can provide the site with personnel, consumable supplies, food products and mail service. However, due to its remote location and long distance from major utilities the site must be self sufficient in providing water, sewer and electric power. Year around water sources are available from permafrost free wells and electric power must be provided from diesel generation.

History

Casino has a long history of exploration from interest in placer gold on Canadian Creek in the early 1900’s to more recently, mineral exploration directly on the property. The first mineral claims were staked in 1917 in consideration for gold and tungsten that inspired a small amount of mining activity during World War II. Between the late 1940’s and 1980’s the silver-lead-zinc veins on the southern periphery of the property attracted attention and in the period 1965 to 1980 Casino Silver Mines Limited and their partners shipped 372.5 tonnes of hand-cobbed argentiferous galena from surface and underground workings to the smelter in Trail, B.C.

In 1967 the porphyry potential was recognized and exploration by Brameda, Quintana and Teck Corporation ensued. During this time the various partners drilled 57 core holes (12,294 m) and 33 reverse circulation holes (5,188 m). In 1991 Archer, Cathro acquired the property and completed a 21-hole HQ diamond-drilling program. In 1992 Pacific Sentinel Gold Corp. (“PSG”) acquired the property from Archer Cathro and commenced a major exploration program. From 1992 until 1995 work included surface soil sampling, trenching investigations, 236 HQ and NQ diamond drill holes totaling 73,084 m, comprehensive metallurgical investigations, environmental studies and socio economic activities culminating in a project scoping study. The scoping study envisioned a large-scale open pit mine, conventional flotation concentrator that would produce a copper-gold concentrate for sale to Pacific Rim smelters.

Property Geology

The Casino deposit occurs in an overlapping zone of the northern Yukon Cataclastic Terrane and the southern Yukon Crystalline Terrane, which contains the Dawson Range Batholith. The Dawson Range Batholith is the main country rock of the deposit and is mostly granodiorite and lesser diorite and quartz monzonite. There are two phases of Granodiorite: a hornblende-bearing phase to the west, south and east and a biotite-hornblende-bearing phase to the north. The granodiorite is brecciated along the south margin of the deposit with the breccia ranging from crackle breccia to intensely deformed cataclastic breccia. In some places the cataclastic breccia grades into the microbreccia of the core of the deposit. The intrusive microbreccia forms an irregularly shaped, subvertical pipe approximately 400 m in diameter in the core of the deposit and a series of smaller irregular bodies to the southwest.

Exploration and Drilling

Exploration included multi-element soil geochemistry, geological mapping, geophysical surveys, trenching and drilling.

Drilling prior to 1992 consisted of reverse circulation drilling and NQ diamond drilling. There is little documentation that specifically focused on this early drilling, its specifications or challenges. After the acquisition of Casino Silver Mines Limited by Archer Cathro & Associates, followed by PSG, the drilling is well documented.

During the intense campaigns from 1992 through 1994, drilling was contracted to E. Caron Drilling Ltd. of Whitehorse. Up to six diamond drills were utilized.

The 1994 drilling program fulfilled a variety of purposes: infill, delineation, geotechnical, structural, and waste rock characterization. The combined drilling from 1991 through 1994 consisted of 71,437.59 m of HQ and NQ core from 236 holes.

Core recoveries were consistently in the 80% to 90% range in the Leached Cap and Supergene zones and 90% to 100% in the Hypogene zone.

Mineralization

The deposit is weathered to an average depth of 70 m producing a well defined Leached cap (Oxide Gold zone), that is for the most part gold enriched and copper depleted due to the supergene alteration processes. With depth, the supergene alteration erratically grades from a poorly defined Supergene Oxide zone (upper copper oxide zone) to a better-defined Supergene Sulphide zone (lower copper sulphide zone). In the supergene the average thickness of the copper oxide zone and copper sulphide zone are 10 m and 60 m respectively. The supergene copper sulphide is characterized by high pyrite content in the phyllic alteration, which promotes leaching. Thus, secondary enrichment zones are thickest along the contact of the potassic and phyllic alteration and accordingly the copper grades in the Supergene Sulphide zone are almost double the copper grades in the Hypogene (0.43% Cu versus 0.23% Cu). Generally molybdenite was unaffected by the supergene process.

Sampling and Assaying

In 1992-1993 the samples were prepared at Chemex Labs Ltd. (“Chemex”) of North Vancouver, B.C, now named ALS Chemex. In 1994, all sample preparation was performed by CDN Resource Laboratories Ltd., of Vancouver, B.C. Samples arrived as half splits of HQ or NQ drill core, weighing an average of 15 and 10 kilograms respectively. At CDN the samples were dried and then weighed to the nearest 10 g. The dried samples were crushed to better than 60% passing 10 mesh. A sub-sample (mainstream sample), with a nominal weight of 250 g, was riffled from the crushed material for analysis while the remaining crush (reject) was sent to warehouse storage for safe keeping and possible future analysis. Screen analyses were done on approximately one in every fifty, 250 g crushed core sub-sample, in order to check the crushing consistency. The results of these screen analyses were favourable, with only 3% of the 139 analyses less than 60% -10 mesh. In 1994, CDN also inserted the PSG standard reference samples and took duplicate riffle splits from designated crushed rejects for analysis at a second laboratory.

All mainstream and duplicate 250 g crush samples were pulverized to better than 98% -150 mesh. Screen tests were done on one in every fifty pulps, and again the results were favourable with only 2% of 139 analyses below the target 98% -150 mesh. Each 250 g pulp was riffle split into two approximate 125 g pulp samples and bagged. One of each of the 125 g pulp samples was sent to warehouse storage, except those retained for duplicate analysis, for future use. The other 125 g pulp sample was sent for assay. At this point the duplicate pulps were separated from the mainstream pulps. Mainstream pulps were sent to Chemex, while duplicates were sent to Min-En Labs, both of Vancouver, B.C.

Chemex analyzed all 1992-1994 regular (mainstream) samples, 1992-1993 selected duplicate samples and 1994 random ½ core replicate samples. Min-En Laboratories, of North Vancouver, BC, analyzed the selected duplicate samples from 1992 and 1993, and random duplicate samples from 1994. The analytical procedures used prior to 1992 are unknown.

Security of Samples

During the drilling campaigns at Casino the rigours of “chain of custody” were not as stringent as presently required. The remoteness of the Casino site provided a large degree of security as air traffic into the project was closely monitored. Further, the Casino gold grades were low and any metal contamination or grade enhancement would be quickly and easily identified. However, good sample handling procedures were in place during the PSG programs. Geologists supervised the sampling, and the samples were kept in a secure impoundment prior to shipping. The best vigilance on the samples was the attention to results, and in that regard PSG maintained a thorough quality assurance/quality control program.

Mineral Resource Estimate

The mineral resource estimates were tabulated based on the estimated grades and a tonnage factor, which was applied to each lithologic/mineralogical type from 8,864 drill hole measurements of specific gravity (SG). The average SG of all results was 2.61, for Hypogene 2.64, for Supergene 2.61 and for Leached Cap 2.52. The estimated tonnage and grade for the Leached Cap/Oxide Gold zone, Supergene Oxide zone, Supergene Sulphide zone and Hypogene zone are presented in Table 17, 18, 19, 20, 21, 22 and 23 respectively. In January 2004 a copper equivalent was calculated for each block based on metal prices of US$0.80/lb for copper, US$350/oz for gold and US$4.50/lb for molybdenum as follows:

Cu EQ % = (Cu %) + (Au g/t x 11.25 / 17.64) + (Mo % x 99.21 / 17.64)

The copper equivalent calculations reflect gross metal content and do not apply any adjustment factors to account for differences in the relative metallurgical recoveries of gold, copper and molybdenum. This information can only be derived from definitive metallurgical testing which has yet to be completed.

The resource estimates for the Supergene Oxide, Supergene Sulphide and Hypogene zones were re-tabulated and stated in terms of two copper equivalent cut-off grades 0.25 and 0.30 in January 2004. The gold-dominant Leached Cap zone resource estimates remained at a gold cut-off; copper equivalent values are presented for this zone for comparative purposes.

Classification	Cut-off	Tonnage Above Cut-off (Million Tonnes)	Gold (g/t)	Copper (%)	Molybdenum (%)
Measured and Indicated
Oxide Gold	0.4 g/t Au	38	0.57	0.07	0.02
Supergene Oxide	0.3% Cu. Eq.	42	0.35	0.33	0.02
Supergene Sulphide	0.3% Cu. Eq.	124	0.32	0.32	0.03
Hypogene	0.3% Cu. Eq.	798	0.22	0.20	0.02

Inferred
Oxide Gold	0.4 g/t Au	1	0.45	0.10	0.01
Supergene Oxide	0.3% Cu. Eq.	8	0.19	0.28	0.01
Supergene Sulphide	0.3% Cu. Eq.	19	0.15	0.22	0.02
Hypogene	0.3% Cu. Eq.	152	0.19	0.16	0.02

The Casino Property is without known ore reserves and any investigations undertaken by the Company in the future will be exploratory in nature.

Hushamu Property (British Columbia, Canada)
Property Description and Location

The Hushamu Property was acquired in November 2006 as a result of the arrangement agreement between Western Copper and Lumina Resources. The Hushamu Property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

The Hushamu property consists of 216 mineral claims (approximately 20,464 hectares) with expiry dates ranging from January 17, 2009 to August 5, 2016.

The Apple Bay claims consist of 56 mineral claims with expiry dates ranging from February 3, 2009 to February 3, 2010.

The Rupert block consists of 21 mineral claims expiring on February 3, 2009.

Pursuant to an option agreement subsequently assigned to Western Copper dated February 3, 2005 between Regalito Copper Corp. (“Regalito”) and Electra, Regalito was granted the option to earn 100% interest in the 56 Electra claims which surround the Hushamu claims.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”). As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Should a production decision be made on the Hushamu claims, the Company is required to make a cash payment of $1 million within 60 days of the production decision. These claims are also subject to a 10% net profits interest.

There are no encumbrances on the Rupert block.

Work Undertaken in 2007

In February 2007, Western Copper began a drilling program on the Hushamu property representing a continuation of the work commenced by Lumina in 2005. The program focused on the NW Expo and Cougar zone which had indicated promising results in Lumina’s 2005 exploration program. The 2007 program generally extended the copper-gold-molybdenum mineralization identified during the previous exploration programs but did not yield sufficient information to estimate a resource.

Work Plan for 2008

In 2008, Western Copper will continue to examine the exploration data and prepare a plan for advancing the property towards the formal study stage.

The Hushamu Property is a material property for the purposes of National Instrument 43-101. The following disclosure is summarized from the technical report entitled “Summary Report on the Hushamu Property” (the “Hushamu Report”), dated April 14, 2005 and prepared in accordance with National Instrument 43-101 by G.H. Giroux P.Eng., MASc and David J. Pawliuk, P.Geo. The complete report may be viewed under Western Copper’s profile at www.sedar.com.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Hushamu Property can be reached along logging roads from Port Hardy. The main access to the claim block is via the ‘Wanokana Main’ logging road which commences on the outskirts of Coal Harbour. The Hushamu deposit is about 12 km by logging road from Holberg Inlet. Port Hardy is about 6 or 7 hours traveling time north from Nanaimo via the Island Highway. Port Hardy can also be reached via commercial airline from Vancouver.

The property is characterized by multiple low, northwesterly to westerly trending hills and ridges bounded by narrow valleys with steep slopes. Elevations range from sea level to 695 m a.s.l. with ridge tops on the property commonly about 300 m above valley floors.

The property was actively logged in the early 1990's. Forest cover consists of mature stands of fir, hemlock, spruce and cedar, areas of dense second growth and open clear-cut areas. The ridge tops are open with widely scattered stunted evergreens. Low areas along creeks are covered by thick bush.

Outcrop exposure is abundant in areas of steep relief and along ridge tops. Thick humus on the forested slopes and residual glacial gravels on the valley floors restrict geologic mapping in these areas.

The property receives little snowfall in winter and can be effectively explored for 10 months each year. The climate is cool and wet, with windstorms in late fall. There are typically hot, dry spells during the summer when exploration work may be curtailed because of forest fire hazard.

History

Utah Construction and Mining Company (“Utah”) discovered a large, porphyry copper-molybdenum-gold deposit at the eastern end of Rupert Inlet between January 1966 and May 1969. This deposit was developed into the Island Copper Mine, with production beginning in October 1971. The mine produced 345 million metric tonnes of ore with average head grades of 0.41% copper, 0.017% molybdenum, 0.19 g/tonne gold and 1.4 g/tonne silver by December 1994.

Utah staked mineral claims covering most of the area between the eastern end of Rupert Inlet and the western end of Holberg Inlet during the 1960s. Utah staked the Expo claims, which cover the Hushamu deposit, in 1966. The Expo property was geologically mapped between 1967 and 1975. Geochemical soil sampling, geophysical surveying and diamond drilling resulted in the discovery of the “Hushamu Zone”. The style of copper mineralization at the Hushamu Zone is similar to that at the Island Copper ore body. Induced polarization geophysical surveying during 1982 indicated moderately anomalous chargeabilities across a broad area at the Hushamu Zone.

Property Geology

The geology of Vancouver Island north of Holberg and Rupert inlets consists of Upper Triassic to Middle Jurassic Vancouver and Bonanza groups sediments and volcanics. These rocks have been intruded by dykes and stocks of Jurassic to Tertiary age and are overlain by Cretaceous and Tertiary sediments. The major lithologic units have a pronounced northwesterly trend.

The Vancouver and Bonanza rocks are intruded by the large diorite-quartz diorite stocks of the Jurassic Island Plutonic Suite. Dykes and irregular bodies of quartz-feldspar porphyry occur along the southern edge of this belt of stocks. Significant copper-gold porphyry occurrences within the region, such as the Island Copper deposit, are hosted within altered Bonanza Formation volcanic rocks adjacent to igneous intrusions (Perello et al, 1995).

A regional fault system trends west to northwest along Rupert and Holberg Inlets. This faults splits near the western end of Holberg Inlet; one branch of the fault parallels Holberg Inlet and the other branch underlies the western side of the Strandby River valley (Dasler et al., 1995). A subordinate, conjugate set of northeasterly trending faults has been mapped, showing apparent lateral displacement of several hundred metres. The porphyry copper-gold occurrences at Hushamu, Hep, Red Dog and Island Copper are located at or near the intersections of these conjugate fault systems.

Exploration and Drilling

The resource study is based on the results from 114 diamond drill holes completed between 1980 - 1993. Composites 20 feet in length were formed from drill hole data and honoured geologic boundaries. For example, andesite composites only contained drill hole data coded as andesite. Simple statistical studies also show that copper and gold distributions for composited values are different for each of the five rock types. As a result copper and gold values within each of the five rock types were modeled and estimated independently.

Sampling, Assaying and Security of Samples

After geological logging the diamond drill cores were split using a Longyear wheel-type core splitter. One-half of the core was retained in the core boxes and stored at the Island Copper mine site. The coreboxes were later placed in outside storage on pallets at the premises of Port Hardy Bulldozing Ltd. at Port Hardy during the decommissioning of the mine. By 2004 many of these wooden coreboxes had become rotten, and therefore the cores were moved into fresh boxes and stacked on racks constructed for this purpose at Port Hardy Bulldozing Ltd. About 75 % of the historic Hushamu drill cores are thereby available for examination, although these samples have deteriorated because of the effects of weathering and oxidation over the years.

The other half of the core was bagged and sent via commercial bus lines to Chemex Labs Ltd. in North Vancouver, British Columbia for analysis. The core samples were ground to minus 80 mesh, then a 0.500 gm sub-sample was digested in 3 ml of 3 - 2 - 1 HCl - HNO3 - H2O at 95o Celsius for one hour. This solution was then diluted to 10 ml with water and analyzed by I.C.P. methods for copper, molybdenum, silver, cobalt, iron, manganese, nickel, lead and zinc. Gold analysis was by fire assay and atomic absorption, using a 10 gm sub-sample.

Mineral Resource Estimate

A geologic block model for the Hushamu deposit was produced to control the interpolation process. A total of 503,580 blocks, each 100 x 100 x 40 ft. in dimension, were coded with geologic information.

Ordinary kriging was used to interpolate a grade into each geologic block. A total of 46,515 blocks were estimated.

Results for the resource estimate at several copper cut-offs are shown below:

Classification	Copper Cut-off (%)	Tonnage Above Cut-off (Million Tonnes)	Copper Grade (%)	Gold Grade (g/t)
Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured and Indicated	0.10	583.5	0.20	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured and Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured and Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.35	0.480

The Hushamu Property is without known ore reserves and any investigations undertaken by the Company in the future will be exploratory in nature.

Redstone Property (Northwest Territories, Canada)
Property Description and Location

The Redstone Property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The property comprises five mining leases (13,990 acres) and 55 claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The Coates Lake area consists of the five mining leases noted above. It has an inferred resource estimate. None of the Company’s claim holdings presently have a resource estimate. These leases have expiry dates ranging from July 23, 2013 to November 29, 2015.

Should production be achieved at Coates Lake, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

The Redstone property also includes 55 mining claims with the expiry dates ranging from October 27, 2008 to April 7, 2009. These claims are free of encumbrances.

Work undertaken in 2007

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“UBC”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims that offer the most exploration potential.

Work plan for 2008

In 2008, UBC expects to make a site visit and begin its research project.

Sierra Almoloya Property (Chihuahua, Mexico)

Property Description

The Sierra Almoloya property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

In July 2005, Queenston Mining Inc. (“Queenston”) signed an option and joint venture agreement whereby Queenston could earn an interest in the Sierra Almoloya property through staged exploration expenditures. On August 13, 2007, Queenston terminated its option on the property. As a result of the termination, all of the interests in the property reverted to Western Copper.

A small portion of the property is still subject to a US$200,000 option payment due to a third party on April 20, 2008. Another portion of the claims is subject to a 1% net smelter royalty.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation, nor has it any present intention of doing so. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Company consists of the following:

1.	Unlimited number of Common Shares without par value. As of the date of this AIF, there are 72,769,036 common shares outstanding.

All of the issued common shares of the Company are fully paid and non-assessable. All of the common shares issued rank equally as to dividends, voting rights (one vote per share) and distribution of assets on winding up or liquidation. Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities. There are no existing indentures or agreements affecting the rights of shareholders other than the Notice of Articles and Articles of the Company;

2.	Class A Non-Voting Shares with a Par value of Cdn$0.00001 each with no special rights or restrictions; and

3.

Unlimited number of Preferred Shares with no par value, with the following special rights and restrictions: they may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions. Preferred shares would rank in priority, with respect of payment of dividends and distributions of assets on a liquidation, dissolution or winding-up of the Company, to shares ranking junior to the preferred shares including common shares. Preferred shares do not give the holders any right to receive notice of or vote at general meetings of the Company.

Stock Options

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant stock options to directors, officers, employees, and consultants of the Company and its subsidiaries. As at March 25, 2008, the following stock options were outstanding under the stock option plan:

Expiry Date	Number of stock options	Exercise price

June 6, 2008	50,000	$0.01
June 7, 2008	150,000	$2.00
June 7, 2008	75,000	$1.88
November 17, 2008	100,000	$2.00
November 17, 2008	25,000	$1.88
November 17, 2008	75,000	$0.88
December 11, 2008	40,000	$0.88
January 20, 2009	10,000	$0.88
March 4, 2009	240,000	$0.88
May 25, 2010	285,167	$0.88
June 17, 2010	80,000	$0.75
August 22, 2010	66,667	$0.88
August 23, 2010	5,000	$0.43
January 13, 2011	60,000	$0.36
May 16, 2011	1,160,000	$2.00
January 11, 2012	275,000	$1.25
June 6, 2012	565,000	$1.88

TOTAL	3,261,834

Warrants

As at March 25, 2008, the Company had the following warrants outstanding:

Expiry Date	Number of warrants	Exercise price

May 3, 2008	2,562,979	$3.50

MARKET FOR SECURITIES

The common shares of the Company are listed on the Toronto Stock Exchange under the symbol “WRN”. The following table sets forth the trading details of the common shares of the Company from January 1, 2007 – March 25, 2008:

Month	High	Low	Average Close	Average Volume
2007
January	1.32	1.05	1.16	212,398
February	1.72	1.32	1.52	201,810
March	2.68	1.45	1.91	243,330
April	2.54	1.97	2.25	159,741
May	2.06	1.52	1.82	127,447
June	1.88	1.55	1.71	57,620
July	2.10	1.62	1.77	74,661
August	1.73	1.22	1.52	63,071
September	1.80	1.33	1.52	46,608
October	1.90	1.45	1.65	39,469
November	1.58	1.12	1.36	38,495
December	1.26	0.88	1.06	85,700
2008
January	1.15	0.69	0.90	75,054
February	1.18	0.80	0.94	56,982
March 1 – 25	1.20	1.03	1.10	46,264

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation, and Experience

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting.

Name, Position, and Country of residence(1)	Director or Officer since(1)	Number of Shares(1)	% of Class(1)
F. Dale Corman Co-Chairman, Director, Chief Executive Officer and President British Columbia, Canada	May 3, 2006	2,134,400	2.93%
Ross Beaty (3) Co-Chairman, Director British Columbia, Canada	Nov. 30, 2006	5,300,901	7.28%
Klaus Zeitler (2) (3) Director British Columbia, Canada	May 3, 2006	10,000	0.01%
Robert Gayton (2) (4) Director British Columbia, Canada	May 3, 2006	17,900	0.02%
David Williams (2) (4) Director Ontario, Canada	May 3, 2006	725,000	1.00%
Jonathan Clegg Vice President Engineering British Columbia, Canada	May 3, 2006	2,500	<0.01%
Julien François, Chief Financial Officer, British Columbia, Canada	May 3, 2006	3,000	<0.01%

(1)

The information as to country of residence, principal occupation, and shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)	Denotes member of Audit Committee.
(3)	Denotes member of Compensation Committee.
(4)	Denotes member of the Corporate Governance and Nominating Committee.

F. Dale Corman, B.Sc., P. Eng.
Director, Chairman of our Board of Directors, Chief Executive Officer and President

Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States. He has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. From 1995 to 2006, Mr. Corman was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation.

Ross Beaty
Director and Co-Chairman of our Board of Directors

Ross J Beaty is a geologist and mining entrepreneur with more than 30 years of experience in the international minerals industry, Mr. Beaty founded and currently serves as Chairman of Pan American Silver Corp. and Global Copper Corp. Pan American Silver Corp. is one of the worlds leading silver producers and Global Copper Corp. is developing copper deposits in Chile and Argentina. Mr. Beaty has also founded and divested a number of other public mineral resource companies since 1985.

Mr. Beaty is a past President and current member of the Executive Committee of the Silver Institute in Washington, DC. He is a founder of the Pacific Mineral Museum in British Columbia and is involved with several non-profit societies such as The Nature Trust of British Columbia where he serves as a Director. Mr. Beaty is a Fellow of the Geological Association of Canada and the Canadian Institute of Mining, and is a recipient of the Institute's Past President's Memorial Medal. In 2007, Mr. Beaty received the Association of Mineral Exploration of B.C.’s Colin Spence Award for excellence in global mineral exploration.

Mr. Beaty was educated at the Royal School of Mines, University of London, England, M.Sc., Distinction (Mineral Exploration) 1975 and the University of British Columbia, LL.B. (Law) 1979 and B.Sc. (Honours Geology) 1974.

Klaus Zeitler, Ph.D.
Director

Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler remains active in mineral exploration and development through a number of ventures in addition to Western Copper Corporation.

Robert J. Gayton, B.Comm., Ph.D., FCA
Director

Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies.

David Williams, MBA
Director

Mr. Williams obtained a Master of Business Administration Degree from Queens University in 1964 and a Doctor of Civil Laws Degree from Bishops University in 1966, where the Business Faculty is named in his honor. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is Chairman Roador Inc. and is a director of Calvalley Petroleum, Resin Systems, Atlantis Systems, and Newport Partners Income Fund.

Corey Dean, B. Comm., L.L.B
Corporate Secretary

Mr. Dean has practiced corporate, securities and natural resource law with a focus on corporate finance and mergers and acquisitions since 1981. He was educated at the University of British Columbia where he received his B.Comm. in 1979 and his LL.B. in 1980. Since 1987, he has been a partner of the firm of DuMoulin Black LLP, a law firm focused on corporate finance for public companies, and is currently managing partner of the firm. Mr. Dean has an extensive corporate and securities practice with particular emphasis on mergers and acquisitions as well as public and private financings and corporate governance matters. He has advised numerous clients in listing matters on stock exchanges and in cross border financings. He acts as counsel for corporate clients engaged in various industry sectors but primarily in mineral exploration, development and operations.

Jonathan Clegg, P.Eng.
Vice President, Engineering

Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering there in 1977. In 1979 he moved to Canada with Kilborn remaining with the company until 2002. From 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. In 2003 he joined Western Silver Corporation as V.P. Engineering, focusing mostly on the Peñasquito Project, until the company was acquired by Glamis Gold Ltd.

Julien François, CA
Vice President, Finance and Chief Financial Officer

Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François’s experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor.

Control of Securities
As at March 25, 2008, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, and aggregate of 8,193,701 common shares of the Company, representing approximately 11% of the issued and outstanding common shares of the Company. In addition, the directors and executive officers of the Company as a group held 1,843,500 stock options for the purchase of common share of the Company. The stock options are exercisable at between $0.01 and $2.00 per common share and expire between 2008 and 2012.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Robert Gayton was a director of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

David Williams was a director of Octagon Industries (“Octagon”), a reporting issuer in the Provinces of British Columbia and Alberta, when the following events occurred:

On May 29, 2001 a cease trade order was issued against Octagon by the British Columbia Securities Commission for failure to file an annual report for the company’s fiscal year ended December 31, 2000, and was revoked on August 28, 2001. The British Columbia Securities Commission issued another cease trade order on June 2, 2004, and the Alberta Securities Commission issued a cease trade order on June 8, 2004, both for being in default of requirements concerning filing financial statements.

Octagon was suspended from the TSX-Venture on June 3, 2004 as a result of the issuance of the June 2, 2004 cease trade order, and was delisted from the NEX on September 29, 2004 for failure to pay the required sustaining fees.

On June 12, 2001, Octagon’s trustee sent a proposal to unsecured creditors of Octagon (the “Proposal”) pursuant to the Bankruptcy and Insolvency Act. A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001. Octagon has since been dissolved by the British Columbia Ministry of Finance effective August 15, 2003.

Other than as disclosed above, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity;

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest
Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

Other Positions Held by Directors and Officers

Name	Position at Western Copper Corporation	Other director or officer roles
F. DALE CORMAN	Director, Co-Chairman of the Board of Directors and Chief Executive Officer	Avalon Ventures Ltd.
ROSS BEATY	Director and Co-Chairman of the Board of Directors	Pan American Silver Corp.
Global Copper Corp.
DAVID WILLIAMS	Director	SQI Diagnostic Inc.
Roador Inc.
Calvalley Petroleum Inc.
Resin Systems Inc.
Newport Partners Income Fund
Atlantis Systems Corp.
Radiant Energy Corp.
KLAUS ZEITLER	Director	Amerigo Resources Ltd.
Aurea Mining Inc.
Los Andes Copper Ltd.
Candente Resource Corp.
ROBERT GAYTON	Director	Amerigo Resources Ltd.
Canadian Zinc Corporation
Intrinsyc Software Inc.
Nevsun Resources Ltd.
Quaterra Resources Inc.
Palo Duro Energy Inc.
Eastern Platinum Limited
B2 Gold Corp.
COREY DEAN	Corporate Secretary	Bear Creek Mining Corporation
Rio Cristal Zinc Corporation
JULIEN FRANCOIS	Chief Financial Officer	Bryant Resources Ltd.

LEGAL PROCEEDINGS

The Company and its properties or holdings are not subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None, save as otherwise disclosed herein.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare at its offices in Vancouver, British Columbia, at 510 Burrard Street, Vancouver, BC, V6C 3B9 and in Toronto, Ontario.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, other than in the ordinary course of business:

1.	Option Agreement dated July 2002 between CRS Copper Resources Corp. and Great Basin Gold Ltd. Refer to “Description of Business – Casino Property”.

2.	Option Agreement dated February 2005 between Regalito Copper Corp. (formerly Lumina Copper Corp.) and Electra Gold Ltd. Refer to “Description of the Business – Hushamu Property”.

NAMES AND INTERESTS OF EXPERTS

To the best of the Company’s knowledge, the authors of the reports listed below do not have any interest in nor hold any securities of the Company:

  “Carmacks Copper Project Copper Mine and Process Plant, Feasibility Study Volume I Executive Summary” dated May 22, 2007 prepared in accordance with National Instrument 43-101 by Timothy S. Oliver, P.E.;

  “Report on the Revised Resource Estimate – Casino Property, Yukon Territory” dated February 27, 2004 prepared in accordance with National Instrument 43-101 by E.D. Titley P. Geo. and CM Rebagliati, P.Eng.;

  “Summary Report on the Hushamu Property” dated April 14, 2005 prepared in accordance with National Instrument 43-101 by G.H. Giroux P.Eng., MASc. and David J. Pawliuk P.Geo.; and

  The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada.

ADDITIONAL INFORMATION

Audit Committee
Audit Committee Charter

A. Audit Committee Purpose

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

  Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure;
  Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;
  Monitor the independence of the and performance of the Company’s independent auditors;
  Provide an avenue of communications among the independent auditors, management and the Board of Directors;
  Encourage adherence to, and continuous improvement of, the Company’s polices, procedures and practices at all levels.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

B. Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the TSX. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed. In addition, the Committee, or at least its Chair, should communicate with management quarterly to review the Company’s financial statements and significant findings based upon the auditors’ limited review procedures, if any.

C. Audit Committee Responsibilities and Duties - Detail

Review Procedures

Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

Review with financial management the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Independent Auditors

The independent auditors are accountable directly to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors’ independence.

Review the independent auditors’ audit plan and engagement letter.

Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors.

Consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Other Audit Committee Responsibilities

On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

Annually prepare a report to shareholders to be included in the Company’s annual information circular. The Chairman of the Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, annual information forms and information circulars.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, including the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Audit Committee composition and relevant education and experience

The Audit Committee is comprised of Robert Gayton (Chair), Klaus Zeitler and David Williams. All three members are independent and are financially literate, as described in Multilateral Instrument 52-110. See “Directors and Officers” section for a detailed description of each member’s relevant education and experience.

Pre-approval policies and procedures

All non-audited services are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External auditor service fees

The following sets out the aggregate fees billed by the Company’s external auditors from January 1 – December 31, 2007.

Audit fees	Audit related fees[1]	Tax fees[2]	All other fees[3]	Total
$99,775	$78,396	$46,149	-	$224,320

1.	Fees charged for assurance and related services reasonably related to the performance of an audit and not included under “Audit fees”;
2.	Fees charged for tax compliance, tax advice, and tax planning services; and
3.	Fees for services other than disclosed in any other column.

General

Information relating to the Company may be found under the Company’s profile on the SEDAR website at www.sedar.com. The information available at www.sedar.com includes copies of the full text of the technical reports prepared for the Company in respect to the Carmacks, Casino, Hushamu, and Redstone properties described herein.

Additional financial information is provided in the Company’s financial statements and management discussion and analysis for the year ended December 31, 2007. This information is available on SEDAR at www.sedar.com.